BY FACSIMILE AND EDGAR

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Israel Growth Partners Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 24, 2006
File No. 333-128355

Dear Mr. Reynolds:

On behalf of Israel Growth Partners Acquisition Corp. (“Company”), we respond as follows to the Staff’s comments received on May 12, 2006 relating to the above-captioned Registration Statement. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation “(i) shall pay or make reasonable provision to pay all claims and obligations . . . (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation are likely to arise or to become known to the corporation within 10 years after the date of dissolution.” Please provide us with a legal analysis as to how the company will comply with Sections 280 or 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders’ rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company. We may have further comment.

Section 281(b) of the Delaware General Corporation Law provides that a company must adopt a plan of distribution pursuant to which such company (i) shall pay or make reasonable provision to pay all claims and obligations “known to the corporation,” (ii) shall make such provision for all claims and obligations subject to any pending action, suit or proceeding and (iii) shall make such provision “as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation or that have not arisen but that, based on facts known to the corporation or successor entity (emphasis added), are likely to arise or to become known to the corporation or successor entity within 10 years after the date of dissolution.”

At the time of the Company’s dissolution, the Company would be able to make a determination, based on facts then known to it, as to what claims exist, are pending or may be potentially brought against the Company within the subsequent 10 years. However, because the Company is a blank check company, rather than an operating company, and its only operations will be to search for prospective target businesses to acquire, the only likely claims to arise would be from the Company’s vendors and service providers (such as accountants, lawyers, investment bankers, etc.) and potential target businesses. As indicated in Section 8.3(b) of the form of Underwriting Agreement, filed as Exhibit 1.1 to the Registration Statement, the Company will covenant that:

“it will not commence its due diligence investigation of any operating business which the Company seeks to acquire (each a “Target Business”) or obtain the services of any vendor unless and until such Target Business or vendor acknowledges in writing, whether through a letter of intent, memorandum of understanding or other similar document (and subsequently acknowledges the same in any definitive document replacing any of the foregoing), that (a) it has read the Prospectus and understands that the Company has established the Trust Fund for the benefit of the holders of the Class B Common Stock and that the Company may disburse monies from the Trust Fund only (i) to the holders of the Class B Common Stock that elect to convert their shares of Class B Common Stock (as described below in Section 8.7), (ii) to the holders of the Class B Common Stock in the event that the Company does not effect a Business Combination within 18 months from the consummation of this Offering (subject to extension for an additional six-month period, as described in the prospectus) or (iii) to the Company after it consummates a Business Combination and (b) for and in consideration of the Company (1) agreeing to evaluate such Target Business for purposes of consummating a Business Combination with it or (2) agreeing to engage the services of the vendor, as the case may be, such Target Business or vendor agrees that it does not have any Claim and waives any Claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company and will not seek recourse against the Trust Fund for any reason whatsoever.”

As a result of the foregoing obligation on the Company’s part, the claims that could be made against the Company are significantly limited and the likelihood that any claim that would result in any liability extending to the trust is remote. We have revised the disclosure in the Registration Statement, where appropriate, to indicate the foregoing.

For the reasons set forth above, the Company is unlikely to have any unsatisfied claims which could reduce the proceeds held in trust. Therefore, the likelihood of a bankruptcy proceeding is remote. In the unlikely event of a bankruptcy proceeding, a bankruptcy court could disregard the trust and utilize the trust funds to satisfy the Company’s obligations to creditors. However, because all potentially significant creditors will have signed an agreement waiving any claim it may have against the trust fund as described above, the likelihood that the Company will not have sufficient funds outside of the trust to satisfy its obligations is remote.

2.	We note the disclosure in risk factor seven that your executive officers have agreed that they will be personally liable “to ensure that the proceeds in the trust fund are not reduced by the claims, if any, of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, or by any target business, . . . provided, however, that such liability shall not extend to claims of target businesses brought under Israeli law or in Israeli courts” We also note your disclosure in risk factor thirty five that “none of our officers or directors has consented to service of process in the United States or to the jurisdiction of any United States Court . . . Accordingly, if a judgment is obtained against the trust fund, we may not be able to enforce our indemnity rights against our executive officers.” It appears that these individuals have only agreed to a very limited indemnification and there is absolutely no assurance that the officers will satisfy their indemnification obligations. Revise to clearly state, throughout the prospectus, all circumstances whereby these individuals will be personally liable. In addition, please clarify the indemnification against claims by a target business when the indemnification agreements specifically exempt claims of a target business brought under Israeli law or in Israeli courts. Clearly describe throughout the prospectus the potential risk that a portion of the funds held in trust could be subject to third party claims.

As discussed in the response to Comment 1, because the Company is obligated to obtain waiver agreements from all target businesses and vendors and service providers relating to the funds held in trust, the likelihood of the Company’s officers and directors having to indemnify the trust is minimal. We have revised the disclosure in the Registration Statement, where appropriate, to indicate the foregoing. Based on the foregoing, we respectfully do not believe that the limitation on indemnification referred to above impacts the potential risk that a portion of the funds held in trust could be subject to third party claims. Furthermore, we believe that the disclosure currently included in the Registration Statement clearly indicates the circumstances in which the Company’s officers and directors will be personally liable to indemnify claims against the funds in trust. We therefore respectfully believe that no revision to the Registration Statement is necessary.

3.	We note the disclosure throughout your registration statement that the initial per share distribution price for shareholders will be $5.05. Please clarify every time you discuss the $5.05 distribution price that the distribution received could be substantially less than $5.05 per share. Please expand to address the lack of assurance that executive officers will be able to satisfy their indemnification obligations and the potential effect of Section 281(b) of Delaware General Corporation Law.

As discussed in our responses to Comments 1 and 2 above, because the Company is obligated to obtain waiver agreements from all target businesses and vendors and service providers relating to the funds held in trust, the likelihood of the Company’s officers and directors having to indemnify the trust is minimal. We have revised the disclosure in the Registration Statement, where appropriate, to clarify that because of such waiver agreements, we believe it is appropriate to indicate the initial per share liquidation price for the holders of Series B common shares will be $5.05 per share. Finally, we have addressed the issues regarding the potential effect of Section 281(b) of the Delaware General Corporation Law in our response to Comment 1.

4.	Please disclose all steps the company has taken to confirm that executive officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

Supplementally, the Company and underwriters have questioned the Company’s officers and directors regarding their net worth and ability to indemnify claims against the trust. Based on the Company’s obligations to obtain the waiver agreements described above, the Company and underwriters feel comfortable in the ability of the Company’s officers and directors to satisfy their respective indemnification obligations. Notwithstanding the foregoing, we indicate in the risk factors and elsewhere in the Registration Statement that there is no assurance that the Company’s officers and directors will be able to satisfy such obligations.

5.	We note your statement that “our certificate of incorporation, as amended. provides for mandatory liquidation if we do not complete a business combination within 18 months after the completion of this offering, or within 24 months if the extension criteria described below have been satisfied. In such event, we will distribute to all of our Class B stockholders, in proportion to the number of Class B shares held by each stockholder, an aggregate sum equal to the amount in the trust fund, inclusive of any interest. Our remaining net assets, if any, will be distributed to the holders of our common stock. Holders of our common stock will not be entitled to receive any of the proceeds held in the trust fund.” Please revise to address in detail the steps the company will take to cause a corporate dissolution and liquidation. Specifically address whether a shareholder vote and approval is required under Delaware law to dissolve the corporation. We may have further comment.

In response to the Staff’s comment, please note that we will insert the language set forth below on page 45 under the section “Business – Effecting a Business Combination – Liquidation if no business combination”:

“Our counsel has advised us that Delaware law may require us to hold a stockholder meeting for our stockholders to vote on the dissolution of our company in the event a business combination is not completed within the specified time period. In such event, our common stock will be the only outstanding class of our capital stock and, therefore, only the common stockholders will be voting on such matter, as the proceeds from the trust fund will have been distributed to the Class B stockholders and the Class B stock will have been cancelled before we set the record date for such stockholder meeting.”

6.	We note your statement that “[w]e will promptly distribute only to our Class B stockholders the amount in our trust fund (initially $5.05 per share, plus the per share amount of interest earned on the trust fund), including any accrued interest, if we do not effect a business combination within 18 months after consummation of this offering (or within 24 months from the consummation of this offering if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after consummation of this offering and the business combination has not been consummated within such 18 month period).” Please advise us whether the company has any obligation to hold onto the money in the trust fund for a period of time to meet any obligations of the company’s creditors.

The Company respectfully submits that for the reasons set forth in its response to Comment 1, the Company will not have any obligation to hold onto the money in the trust fund for a period of time to meet any obligations of the Company’s creditors.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Matthew K. Breitman
Matthew K. Breitman